PRESS RELEASE

Appeals Court Grants Stay of Permanent Injunction for Praluent® (alirocumab) During Appeals Process

- Praluent continues to be available to patients in the U.S. -

Paris, France and Tarrytown, New York – February 8, 2017 – Regeneron Pharmaceuticals, Inc (NASDAQ: REGN) and Sanofi announced today that the United States Court of Appeals for the Federal Circuit has stayed (suspended) the permanent injunction for Praluent® (alirocumab) Injection pending the companies’ appeal. This ruling (available here) means that Sanofi and Regeneron will continue marketing, selling and manufacturing Praluent in the U.S. during the appeal process. Sanofi and Regeneron remain committed to ensuring patients who can benefit from Praluent continue to have access to this innovative therapy.

“This decision is important for patients in the U.S. who will continue to have access to Praluent during the appeal process giving them a choice in PCSK9 inhibitor treatments to best meet their individual needs,” said Karen Linehan, Executive Vice President and General Counsel, Sanofi. “It is our longstanding position that Amgen’s asserted patent claims are invalid and we look forward to moving forward with the appeal process.”

The companies are challenging both the injunction ruling and validity judgment during the appeal process. The companies believe Amgen’s asserted patent claims for antibodies targeting PCSK9 (proprotein convertase subtilisin/kexin type 9) are invalid in the ongoing U.S. patent infringement lawsuit.

“We continue to believe the facts and controlling law support our position in this case,” said Joseph J. LaRosa, Senior Vice President, General Counsel and Secretary, Regeneron. “We will continue to vigorously defend our case through the appeal process.”

Praluent was the first PCSK9 inhibitor to be approved for use in the U.S. It is indicated for use as adjunct to diet and maximally-tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia or clinical atherosclerotic cardiovascular disease, who require additional lowering of “bad” (LDL) cholesterol. Praluent is the only PCSK9 inhibitor that offers two doses (75 mg and 150 mg) with two levels of efficacy, allowing healthcare providers the flexibility to adjust the therapeutic dose based on their patient’s LDL cholesterol-lowering needs. The effect of Praluent on cardiovascular morbidity and mortality has not yet been determined.

The injunction (which has been suspended as noted above) is not applicable outside the U.S. or to clinical trials which are continuing as planned. Outside the U.S., Praluent is marketed and sold in 15 countries with anticipated launches in 15 additional countries in 2017.

Important Safety Information for U.S.

Do not use PRALUENT if you are allergic to alirocumab or to any of the ingredients in PRALUENT.

Before you start using PRALUENT, tell your healthcare provider about all your medical conditions, including allergies, and if you are pregnant or plan to become pregnant or if you are breastfeeding or plan to breastfeed.

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Tell your healthcare provider or pharmacist about any prescription and over-the-counter medicines you are taking or plan to take, including natural or herbal remedies.

PRALUENT can cause serious side effects, including allergic reactions that can be severe and require treatment in a hospital. Call your healthcare provider or go to the nearest hospital emergency room right away if you have any symptoms of an allergic reaction including a severe rash, redness, severe itching, a swollen face, or trouble breathing.

The most common side effects of PRALUENT include: redness, itching, swelling, or pain/tenderness at the injection site, symptoms of the common cold, and flu or flu-like symptoms. Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

Talk to your doctor about the right way to prepare and give yourself a PRALUENT injection and follow the “Instructions for Use” that comes with Praluent.

You are encouraged to report negative side effects of prescription drugs to the FDA.

Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

Please click here for the full Prescribing Information

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company based in Tarrytown, New York that discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for high LDL cholesterol, eye diseases, and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including oncology, rheumatoid arthritis, asthma, atopic dermatitis, pain, and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, risks associated with intellectual property of other parties and pending or future litigation relating thereto, including the patent litigation relating to Praluent® (alirocumab) Injection discussed in this news release, any future decision in such litigation by the United States Court of Appeals for the Federal Circuit, the ultimate outcome of such litigation, and the impact it may have on Regeneron’s business, prospects, operating results, and financial condition; the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent® (alirocumab) Injection; unforeseen safety issues and possible liability resulting from the administration of products (including without limitation Praluent) and product candidates in patients; serious complications or side effects in connection with the use of Regeneron’s products and product candidates in clinical trials, such as the ODYSSEY OUTCOMES trial prospectively assessing the potential of Praluent to demonstrate cardiovascular benefit; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of post-approval studies (such as the ODYSSEY OUTCOMES trial); determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2015 and its Form 10-Q for the quarterly period ended September 30, 2016. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contacts Sanofi:

Media Relations Ashleigh Koss Tel.: +1 (908) 981-8745 ashleigh.koss@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Contacts Regeneron:

Media Relations Arleen Goldenberg Tel. : +1 (914) 847-3456 Mobile: +1 (914) 260-8788 arleen.goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel.: +1 (914) 847-5126 manisha.narasimhan@regeneron.com

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